SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                            FORM 11-K

(Mark One)

[X]  Annual Report pursuant to Section 15 (d) of the Securities
     Exchange Act of 1934

     For the calendar year ended December 31, 2001

                               OR

[ ]  Transition report pursuant to Section 15 (d) of the
     Securities Exchange Act of 1934

     For the transition period from ________ to _________

     Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Crompton Corporation
                        One American Lane
                  Greenwich, Connecticut  06831




                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN

                  Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits (Modified
Cash Basis) as of December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis) for the Years Ended December 31, 2001 and
2000

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule G, Part III - Nonexempt Transactions



Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors





                          CROMPTON CORPORATION
                         EMPLOYEE SAVINGS PLAN

                          Financial Statements
                        and Supplemental Schedule

                       December 31, 2001 and 2000

               (With Independent Auditors' Report Thereon)






                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN


                                  INDEX


Independent Auditors' Report


Statements of Net Assets Available for Plan Benefits (Modified Cash Basis) as of December 31, 2001 and 2000


Statements of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis) for the Years Ended December 31, 2001
and 2000



Notes to Financial Statements



Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule G, Part III - Nonexempt Transactions




                  Independent Auditors' Report


The Board of Directors
Crompton Corporation:


We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Crompton Corporation Employee
Savings Plan (the Plan) as of December  31, 2001  and
2000, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We  conducted  our  audits in accordance with
auditing  standards generally  accepted  in  the
United  States  of  America.   Those standards
require that we plan and perform the audit  to
obtain reasonable  assurance about whether the
financial statements  are free of material
misstatement.  An audit includes examining, on a test
basis,  evidence supporting the amounts and
disclosures  in the  financial statements.  An audit
also includes assessing  the accounting  principles
used and significant  estimates  made  by management,
as well as evaluating the overall financial statement
presentation.   We believe that our audits provide  a
reasonable basis for our opinion.

As   described   in  note  1,  these  financial
statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United
States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits
(modified cash basis) for the years then ended, on the basis of accounting described in note 1.

Our  audits were performed for the purpose of forming
an  opinion on  the  financial statements taken as a
whole.  The accompanying supplemental  schedule of
assets (held at end of year)  (modified cash basis)
and schedule of nonexempt transactions as of December
31, 2001 are presented for the purpose of additional
analysis and are  not  a required part of the basic
financial statements,  but are  supplementary
information required  by  the  Department  of Labor's
Rules and Regulations for Reporting and Disclosure
under the  Employee  Retirement  Income  Security
Act  of  1974.  The supplemental  schedules  are
the responsibility  of the  Plan's management.   The
supplemental schedules have been  subjected  to the
auditing  procedures applied in  the  audit  of  the
basic financial statements and, in our opinion, are
fairly  stated in all   material  respects  in  relation
to  the basic  financial statements taken as a whole.




/s/KPMG LLP
Stamford, Connecticut
June 14, 2002





                        CROMPTON CORPORATION
                        EMPLOYEE SAVINGS PLAN
        Statements of Net Assets Available for Plan Benefits
                        (Modified Cash Basis)

                     December 31, 2001 and 2000



             Assets                      2001           2000

Investments, at fair value:

 Crompton Corporation Common
  Stock Fund                         $  6,705,936    $  7,888,427

 Blended Income Fund                  108,462,234              --

 Mutual Funds                         261,207,973     149,175,382

 Participant Loans                      6,386,850       2,107,560

   Net assets available for          $382,762,993    $159,171,369
    benefits


 See accompanying notes to financial statements




                        CROMPTON CORPORATION
                        EMPLOYEE SAVINGS PLAN
   Statements of changes in Net Assets Available for Plan Benefits
                        (Modified Cash Basis)
           For the Years Ended December 31, 2001 and 2000


                                            2001          2000
Additions attributed to:
  Investment Income:
    Interest and dividends            $  15,588,434   $11,371,978

    Net (depreciation) in fair value    (43,778,784)  (17,744,427)
     of investments
    Net Investment (loss)               (28,190,350)   (6,372,449)

  Contributions:
    Employer                             11,367,649     2,130,537
    Participant                          17,359,635     7,596,057
                                         28,727,284     9,726,594

  Loan repayments                           204,465        88,676
  Transfer from merged OSi Specialties,
   Inc. 401(k) Savings and Investment
   Plan                                  46,075,324            --
  Transfer from merged Crompton
   Corporation Individual Account
   Retirement Plan                      206,937,029            --
         Total additions                253,753,752     3,442,821

Deductions attributed to:
  Benefits paid to participants         (30,090,932)  (27,428,786)

  Administrative expenses                   (71,196)      (50,717)
         Total deductions               (30,162,128)  (27,479,503)


Net increase (decrease)                 223,591,624   (24,036,682)


Net assets available for plan
  benefits at beginning of year         159,171,369   183,208,051

Net assets available for plan          $382,762,993  $159,171,369
 benefits at end of year


See accompanying notes to financial statements



                          CROMPTON CORPORATION
                          EMPLOYEE SAVINGS PLAN

                      Notes to Financial Statements

                       December 31, 2001 and 2000


(1)  Description of the Plan

     The following description of the Crompton Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is intended to be a profit sharing plan meeting the requirements of Section 401(a) of the Internal Revenue Code ("IRC") and contains provisions meeting the requirements of Sections 401(k) and 401(m) of the IRC.

     The  Plan  administrator  is the Crompton  Corporation  Employee
     Benefit  Committee.   Fidelity Investments is  the  trustee  and
     record keeper of the Plan.

     The Plan is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Crompton Corporation and subsidiary companies in following a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

     Effective January 1, 2001, Crompton Corporation merged the OSi Specialties, Inc. 401(k) Savings and Investment Plan ("OSi Plan"), and the Crompton Corporation Individual Account Retirement Plan ("IARP") into the Witco Corporation Employee Retirement Savings Plan ("Witco Plan"), with the successor plan being named the Crompton Corporation Employee Savings Plan.

     The  Plan  utilizes the modified cash basis of  accounting  (see
     Note 2), whereas the OSi Plan and the IARP utilized the accrual basis of accounting. Transfers into the Plan in January 2001 from the IARP in the amount of $206,937,029 and from the OSi Plans in the amount of $46,075,324 were recognized representing the cash basis of the IARP and OSi Plan. The December 31, 2000 financial statements for the IARP recognized $673,536 of employer contributions receivable and $587,834 of participant contributions receivable and the OSi Plan recognized $67,736 of employer contributions receivable and $178,466 of participant contributions. These contribution receivables to the IARP and OSi Plan at December 31, 2000 have been included as contributions in the 2001 financial statements of the Plan, consistent with the modified cash basis of accounting.

     Employees are eligible to participate in the Plan if they are eligible to participate in the Witco Plan, OSi Plan, or IARP as of December 31, 2000 (whether or not participating). All employees hired on or after January 1, 2001 are eligible to participate in the Plan beginning on the first day of any calendar month following 30 days of service.

     Participant Contributions

     Each year, participants may contribute to the Plan, by means of payroll deductions, a pre-tax contribution of up to 15% of their earnings, effective with the first payroll period which ends on or after the date in which the employee becomes a participant, provided that the total of pre-tax contributions (and after-tax contributions, if any) do not exceed 15% of the participant's earnings. Participants may change the rate of pre-tax contributions (and/or after-tax contributions, if any) at any time. Participant contributions are subject to Internal Revenue Service limitations, which was $10,500 in both 2001 and 2000.

     Participants who completed an hour of service under the Witco Plan on or before January 1, 2001, may contribute to the Plan, by means of payroll deductions, after-tax contributions of between 0% and 10% of earnings, effective with the first payroll period which ends on or after the date in which the employee becomes a participant.

     Participants who completed an hour of service under the OSi Plan on or before January 1, 2001, may elect to contribute to the Plan after-tax contributions at a rate of from 2 1/2% to 7 1/2%
     of compensation   for   the  Plan  year.   The   aggregate   of
     a participant's  after-tax contributions and pre-tax contributions
     at   any   time   may  not  exceed  15%  of  the   participant's
     compensation.


     Employer Contributions

     If a participant was eligible to participate in the Witco Plan on December 31, 2000, the Company's matching contribution is 50% of the first 6% of the participant's after-tax contributions and/or pretax contributions.

     If a participant was eligible to participate in the OSi Plan on December 31, 2000, the Company's matching contribution is 50% of the first 7 1/2% of a participant's pre-tax contribution. If a participant's pre-tax contribution does not equal or exceed 7 1/2% of the participant's earnings, the Company matches 50% of after-tax contributions, up to a maximum matching contribution of after-tax contributions of 3 3/4%.

     If a participant was eligible to participate in the IARP on December 31, 2000, or first completes any hour of service after January 1, 2001, the Company's basic contribution is equal to 2% of each participant's earnings (5% for Gustafson employees). Additionally, the Company makes a supplemental contribution equal to 2 1/2% of each participant's earnings (Gustafson employees are not eligible to receive this supplemental contribution.) The Company may, by appropriate corporate action, increase the supplemental contributions made by it for any Plan year (or part of a Plan year) to a higher percentage than 2 1/2%.


     Investments of Contributions

     Participants' pre-tax contributions, after-tax contributions, employer contributions and rollover contributions may be invested in whole percentages among the investment alternatives made available by the Plan administrator, at the direction of the participants. Participants may change their investment elections with respect to existing funds, as well as future contributions, at any time.


     Vesting

     Each participant's pre-tax contribution account, after-tax contribution account and rollover account is 100% fully vested at all times. Participants' Company contributions vest based on years of service according to the following vesting schedule:


                 Years of Service     Vested Percentage

                       Less than 1         0%
                       1                  25%
                       2                  50%
                       3                  75%
                       4                 100%

     Each participant is fully (100%) vested in his Company contribution account in the event of any of the following: his attainment of normal retirement age while employed by the Company; his death while an employee of the Company; upon a change in control of the Company while an employee of the Company; termination of the Plan or partial termination of the Plan which affects the participant; or complete discontinuance of employer contributions to the Plan.

     If a participant was eligible to participate in the Witco Plan on December 31, 2000, he is at all times fully vested in the portion of his Company contribution account attributable to qualified non-elective contributions; a participant who had three years of service or three years of participation service on December 31, 2000 is fully vested in his Company contribution account upon completion of three years of participation service; a participant is fully vested upon attainment of age 55 while still employed by the Company; and a non-bargaining participant is fully vested in his Company contribution account in the event of his termination due to economic conditions.

     For those participants who were eligible to participate in the IARP on December 31, 2000, and any eligible employee hired on or after January 1, 2001, they are always fully vested in the basic Company contributions.


     Forfeitures

     In the event a participant who is not fully vested in his Company contribution account incurs a break in service, that portion which is not vested is forfeited. In the event that a participant who is less than 50% vested in his Company contribution account makes a voluntary withdrawal of his after-tax contribution account, any portion of his Company contribution account attributable to his matched after-tax contributions in which he is not vested is forfeited. Company contributions and the earnings thereon forfeited under the provisions of the Plan are applied to pay administrative expenses and/or reduce subsequent Company contributions required under the Plan. In the event that contributions under the Plan are discontinued or the Plan is terminated, the distributions of such forfeitures not yet applied are to be credited ratably to the accounts of active participants. At December 31, 2001 forfeited nonvested accounts totaled $217,372. These accounts will be applied to reduce future employer contributions.


     Withdrawals and Distributions

     At age 59 1/2 and thereafter, an active participant can withdraw funds from the vested balance of his account at any time.
     Before  age  59 1/2,  participants are permitted to  make  hardship
     withdrawals  provided  that  he  has  an  immediate  and   heavy
     financial need, and only if the participant cannot meet that need from any other source. A participant is not entitled to receive a hardship withdrawal until he has received all other distributions and loans available under all qualified plans
     maintained   by  the  Company.   Hardship  withdrawals   require
     approval by the Employee Benefits Committee. The minimum amount that can be withdrawn under a hardship withdrawal is the lesser of $200 or the total amount available for withdrawal, and may not exceed the amount of the financial need including amounts necessary to pay any Federal, state and local income taxes or penalties reasonably expected to result from the distribution, and are to be paid in one lump sum. If a participant makes a hardship withdrawal, he is not permitted to resume making contributions for a period of twelve months subsequent to the withdrawal.

     Upon termination of employment, death, or attainment of age 70 1/2, a participant is entitled to receive the value of his after-tax contribution account, pre-tax contribution account, rollover account, and the vested portion of his Company contribution account in the form of a single lump sum cash payment. Distributions are to be made as soon as practicable following the participant's termination of employment, provided however, that if the value of a participant's vested balance is greater than $5,000, the distribution will not be made prior to the participant's normal retirement age without his consent.

     Any participant eligible to participate in the Witco Plan as of December 31, 2000, may withdraw from the Plan his entire supplementary after-tax contributions and interest earned thereon, however, the participant is not permitted to resume making supplementary after-tax contributions for a period of six months subsequent to the withdrawal.


     Loans

     Participants may borrow a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. There are two types of loans available that consist of a general loan and a loan to buy a principal residence. No participant may have more than two loans outstanding at any given time. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% over prime as of the origination date of the loan. Loan repayments are made automatically through payroll deductions, with a minimum loan term of six months, and not to exceed five years, except for a loan for the purpose of purchasing a primary residence, in which case the loan may not exceed fifteen years. Participants who were members in the OSi Plan on December 31, 2000, were previously able to obtain a loan for the purpose of purchasing a primary residence, with terms not exceeding thirty years.


(2)  Significant Accounting Policies

     Accounting Basis

     The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.


     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (Note 3). Fair Value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Stock fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value.

     Net appreciation (depreciation) in fair value of investments includes investments bought, sold, and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.


     Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


     Plan Expenses

     All Plan expenses may be paid by the Company, however, if not paid by the Company, may be charged to the Plan and paid from available forfeitures, or will be charged to each participant based on his allocable interest in the Plan. The Company provides administrative and accounting services for the Plan at no charge.


(3)  Investments

     The funds available to participants for investing their contributions and the Company contributions include the Crompton Corporation Stock fund, various mutual funds which invest in various diversified stocks and bonds, and a fund which invests in benefit-responsive insurance contracts.

     The Blended Income fund invests in benefit-responsive guaranteed investment contracts ("GICs") offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value by the Plan's trustee (Fidelity Investments), which approximates fair value. The average yield on the Company's GICs was 5.93% during 2001. The crediting interest rate on these GICs was 2.43% at December 31, 2001. The Blended Income Fund was not an investment option in 2000.

     The fair value of the individual investments that represent 5% or more of the Plan's net assets are as follows:

                                               December 31
                                            2001          2000
          Blended Income Fund          $108,462,234   $ 36,061,254
          Fidelity Magellan Fund         59,998,453     38,212,541
          Fidelity Growth Company        53,386,397     30,342,721
          Fidelity Freedom 2010 Fund     33,884,276     12,650,655
          U.S. Equity Index              23,353,053             --
           Commingled Pool


     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

                                             December 31
                                         2001           2000
          Crompton Corporation
            Common Stock Fund      $   (815,921)   $ (1,181,176)
          Mutual Funds              (42,962,864)    (16,563,251)
                                   $(43,778,785)   $(17,744,427)


(4)  Party-in-Interest Transactions

     Fidelity Investments, Inc., the company, and participants receiving plan loans are parties-in-interest as defined in
     Section 3(14) of ERISA. During the years 2001 and 2000, there were no prohibited party-in-interest transactions.


(5)  Income Tax Status

     The Internal Revenue Service ("IRS") has determined and informed that Company by a letter dated December 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's Tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company applied for a new tax determination in December, 2001, and is awaiting response from the IRS.


(6)  Plan Termination

     The Company by action of its Board of Directors may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company at its discretion, may terminate or amend the Plan for any reason at any time provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be non-forfeitable.


(7)  Subsequent Event - Plan Merger

     Effective April 1, 2002, the Uniroyal Chemical Company, Inc., Savings Plan A, was merged into the Crompton Employee Savings Plan. The Provisions and investment options of the Plan as a result of this merger have remained unchanged.

     Effective June 1, 2002, the Uniroyal Chemical Company, Inc., Savings Plan for Salaried Employees, was merged into the Crompton Employee Savings Plan. The provisions and investment options of the Plan as a result of this merger have remained unchanged.

8.   Nonexempt Transactions

     There were unavoidable delays by the Company in submitting January 2001 employee contributions due to problems encountered as a result in the change of the Plan's record-keeping. There were also unintentional delays by the Company in submitting February 2001 and March 2001 employee contributions for the Company's subsidiary Davis Standard Corporation due to data processing systems complications. The Company will be reimbursing the Plan for lost earnings determined by an interest calculation based on the number of days the contributions were delayed.



                                               Schedule H, Line 4i


                           CROMPTON CORPORATION
                           EMPLOYEE SAVINGS PLAN
                 Schedule of Assets (Held at End of Year)
                            December 31, 2001


  Identity of           Description of investment
   issue,              including maturity date, rate of     Current
 borrower, lessor      interest, collateral, par, or         Value
 or similar party             maturity value


*Crompton Corporation    Crompton Common Stock Fund       $  6,705,936
*Fidelity Investments    Blended Income Fund               108,462,234
 Dreyfus                 Dreyfus Premium Core Bond A        14,489,486
*Fidelity Investments    Fidelity Freedom 2010 Fund         33,884,276
*Fidelity Investments    Fidelity Growth Company Fund       53,386,397
 Dodge & Cox             Dodge & Cox Stock Fund              1,813,980
 Putnam Investments      Putnam Int'l Growth Fund A         16,565,575
*Fidelity Investments    Fidelity MSIFT Equity I            12,356,881
*Fidelity Investments    Fidelity Magellan Fund             59,998,453
*Fidelity Investments    Fidelity U.S. Equity Index Pool    23,353,053
 Dreyfus                 Dreyfus Small Company Value        17,873,485
*Fidelity Investments    Fidelity Freedom Income Fund        4,981,452
*Fidelity Investments    Fidelity Freedom 2040                 135,801
*Fidelity Investments    Fidelity Freedom 2030                 541,639
*Fidelity Investments    Fidelity Freedom 2020              12,541,248
*Fidelity Investments    Fidelity Freedom 2000                 690,633
 Galaxy                  Galaxy Growth Fund                    558,690
*Fidelity Investments    Fidelity Founders Discovery Fund    8,036,924
*Participant Loans       Participant Loans Receivable with
                         maturity dates ranging from
                         January 1, 2002 to October, 2027
                         and interest rates ranging from
                         7.00% to 10.00%                     6,386,850

                         Assets available for benefits    $382,762,993


   *Represents a party in interest to the Plan


See accompanying independent auditor's report



                                               Schedule G, Part III


                              CROMPTON CORPORATION
                              EMPLOYEE SAVINGS PLAN

                             Nonexempt Transactions

                          Year ended December 31, 2001


(a) Identity of        (b) Relationship to  (c) Description of
    party involved         plan, employer       transactions
                           or other party-      including
                           in-interest          maturity date,
                                                rate of interest,
                                                collateral, par
                                                or maturity value

Crompton Corporation      Plan Sponsor          Overdue employee
                                                contributions not
                                                time remitted to
                                                the Plan (see also
                                                note 8 to the
                                                financial statements)

(d) Purchase Price    (e) Sell Price        (f) Lease rental
    $1,968,144*             N/A                   N/A

(g) Expenses incurred (h) Cost of asset     (i) Current value
    in connection                               of asset
    with transaction
    N/A                    N/A                  $1,968,144

(j) Net gain or (loss)
    on each transaction
    N/A




*This represents total amount of contributions that have been withheld from employees, but not remitted timely into trust by the Plan Sponsor.


See accompanying independent auditor's report.




                        SIGNATURE




     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                      CROMPTON CORPORATION
                      EMPLOYEE SAVINGS PLAN





Date:  June 27, 2002             By:/s/Peter Barna
                                 Peter Barna
                                 Senior Vice President &
                                 Chief Financial Officer